Invesco ETFs
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

August 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Tim Worthington

Re:	Invesco Exchange-Traded Self-Indexed Fund Trust
File Nos. 333-221046; 811-23304
Responses to Comments on Post-Effective Amendment No. 131

Dear Mr. Worthington:

This letter responds to comments from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on July 29, 2022, regarding Post-Effective Amendment No. 131 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 132 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on June 13, 2022 to register three new series of the Trust: Invesco BulletShares 2032 Corporate Bond ETF, Invesco BulletShares 2032 Municipal Bond ETF, and Invesco BulletShares 2030 High Yield Corporate Bond ETF (each, a “Fund,” and collectively, the “Funds”). For your convenience, each of your comments, as we understand them, is repeated below with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. We also confirm that defined terms used below have the same meanings as in the Amendment.

We also hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter. We also confirm that if disclosure affecting one Fund is revised in the subsequent post-effective amendment in response to a comment from the Staff, we will make corresponding changes to the disclosure in other applicable locations for the other Funds within the post-effective amendment.

U.S. Securities and Exchange Commission

Mr. Tim Worthington

August 23, 2022

Invesco BulletShares 2032 Corporate Bond ETF

1.	Comment:	Please clarify that a bond must have an effective maturity date of 2032 to be eligible for inclusion in the Underlying Index.

	Response:	We have revised the disclosure in the “Principal Investment Strategies” section as follows:

To be eligible for inclusion in the Underlying Index, bonds must (i) be 2032 Bonds (i.e., will mature or will have an effective maturity in the year 2032); (ii) pay a fixed amount of taxable interest; (iii) be rated at least BBB- by S&P Global Ratings, a division of S&P Global Inc. (“S&P”), or Fitch Ratings Inc. (“Fitch”) or at least Baa3 by Moody’s Investors Service, Inc. (“Moody’s”); and (iv~~ii~~) have at least $500 million in face value outstanding (existing bonds in the eligible universe require $400 million in face value outstanding to remain eligible).

2.	Comment:	Please confirm supplementally whether the Board of Trustees may change the termination date of the Fund to be later than 2032.

	Response:	Although the Fund has a stated termination date of 2032, the Board of Trustees (the “Board”) retains the ability to terminate the Fund at an earlier date or to extend the length of the life of the Fund in its discretion. Such determination would be dependent on the specific facts and circumstances giving rise to the change, and the Adviser would recommend that the Board adopt a plan for implementing the change according to such circumstances, including providing advance notice to shareholders regarding changes to a planned Fund termination. To the extent the Fund would continue to operate pursuant to a new investment objective (e.g., in the unlikely case the Fund would target bonds maturing in later years), the Adviser would recommend that the Board approve the necessary steps, including potentially renaming the Fund, changing the underlying index and adjusting the Fund’s portfolio to reflect its new strategy.

3.	Comment:	The “Principal Investment Strategies” section of the Fund’s summary prospectus states that in the last six months of the Fund’s operations, “the Fund’s portfolio will transition to cash and cash equivalents, including without limitation U.S. Treasury Bills and investment grade commercial paper.” Please explain how the Fund will comply with Rule 35d-1 under the 1940 Act (“Rule 35d-1” or the “Names Rule”) during this period. The Fund’s name suggests investment in corporate bonds, and thus the Fund must invest 80% of its net assets in corporate bonds while that term is in the Fund’s name. If the Fund’s Underlying Index no longer supports the Fund’s requirement to invest 80% of its net assets in corporate bonds, then the Fund cannot link its 80% investment policy to the Underlying Index’s constituents.

	Response:	Until the final six months of the Fund’s operations, the Fund will invest at least in 80% of its Assets (as defined in the Names Rule) in corporate bonds that are constituents of its Underlying Index, in accordance with the requirements of the Names Rule. Beginning in the final six months of operations, as the bonds held by the Fund mature, the Fund will replace maturing bonds with U.S. Treasury Bills (“Treasuries”), all as

U.S. Securities and Exchange Commission

Mr. Tim Worthington

August 23, 2022

described in the Fund’s prospectus. Although the Fund will not hold 80% of its Assets in corporate bonds for some portion of the last few months of its existence, we believe that this approach is still consistent with the provisions of Rule 35d-1. We also note that the Fund at all times will invest at least 80% of its Assets in the constituents of its Underlying Index.

Consistent with the Names Rule, the Fund has adopted a non-fundamental policy to invest, under normal circumstances, at least 80% of the value of its Assets in securities that are suggested by its name – that is, in corporate bonds. The reference to “normal circumstances” tracks the wording of the requirements of Rule 35d-1. The final six months of the Fund’s operations, including the steady transition of its portfolio from bonds to Treasuries in anticipation of an orderly liquidation, is not a normal circumstance, but rather is a period during which the Fund’s actions are designed to terminate its existence as disclosed in its prospectus, and which therefore necessitates a departure from the Fund’s normal investment circumstances. As noted in the Names Rule adopting release (Investment Company Act Release No. 24828 (Jan. 17, 2001)), the SEC specifically rejected a narrow formulation that allowed departure from the 80% requirement solely to take a temporary defensive position, stating that exception was “too narrow and did not give investment companies sufficient flexibility to manage their portfolios.” To the contrary, the transition of the Fund’s assets toward Treasuries in its final six months in connection with the Fund’s wind-down is not such a departure, but rather is a “limited, appropriate circumstance” designed to permit the Fund to manage its portfolio according to its registration statement and the methodology of the Underlying Index. Furthermore, we note that the SEC’s proposed revisions to Rule 35d-1 support this interpretation. In the proposing release for revised Rule 35d-1 (Investment Company Act Release No. 34593 (May 25, 2022)), the SEC proposed abandoning the current “under normal circumstances” test to instead permit a fund to deviate from the 80% test only in a much narrower set of circumscribed instances, including fund liquidations. This provision makes clear that the current “under normal circumstances” standard, as the broader standard, also includes liquidations within its scope. Also, we note that the SEC’s proposal would not implement any limit on the time frame required for reorganization and believe the current six month wind-down is also fully consistent with this proposal.

Finally, we note that the unique feature of the Fund – i.e., that it terminates at a set date in the year stated in its name – is fully disclosed in the principal investment strategy section of its summary prospectus. The Fund likewise discloses prominently in the summary prospectus that it will transition its portfolio primarily to cash and cash equivalents, including Treasuries and investment grade paper, beginning approximately six months prior to its stated termination date. Also, the Fund provides notice to shareholders in advance of that termination date, via a supplement to the registration statement, informing shareholders of the specific dates that the Fund will cease trading on an exchange, liquidate its assets and distribute such assets to shareholders. As a result, shareholders (including, in particular, those shareholders who seek to utilize a laddering investment strategy) are on notice that the Fund will transition away from investment in corporate bonds as it winds down. As a result, we

U.S. Securities and Exchange Commission

Mr. Tim Worthington

August 23, 2022

believe that the name of the Fund is consistent with the obligations of Rule 35d-1 and is not materially deceptive or misleading.

4.	Comment:	Please disclose if the Underlying Index is currently concentrated in any industry or group of industries. Please confirm supplementally if it is not so concentrated.

	Response:	We confirm that none of the Funds’ Underlying Indexes are currently concentrated in any industry or group of industries. If any Underlying Index demonstrates such a concentration in the future, the respective Fund will disclose that concentration and its associated risks in such Fund’s prospectus.

5.	Comment:	The “Non-Principal Investment Strategies” section states: “The Fund considers the securities suggested by its name to be those securities that comprise its Underlying Index.” The securities suggested by the Fund’s name are corporate bonds, not just securities in the Underlying Index. Accordingly, please clarify the disclosure in light of the requirement of Rule 35d-1 that the Fund invest at least 80% of its net assets in corporate bonds. (Please make the same revision for all three Funds.)

	Response:	The disclosure has been revised as follows:

[Invesco BulletShares 2032 Corporate Bond ETF]

In accordance with the rules under the 1940 Act ~~rules~~, a fund with a name suggesting that the fund focuses its investments in a particular type of investment or investments, in a particular industry or group of industries, or in a particular country or geographic region must adopt ~~the Fund has adopted~~ a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowing for investment purposes, in the particular types of securities, ~~and/or in securities of companies operating in~~ or the particular industries, economic sectors, countries or geographic~~al~~ regions, that are suggested by the ~~F~~fund’s name ~~(the “80% investment policy”)~~. Accordingly, in light of its name, the Fund has adopted a policy to invest at least 80% of the value of its net assets, plus the amount of any borrowing for investment purposes, in corporate bonds (the “80% investment policy”). The Fund considers the components of its Underlying Index to be the types of securities suggested by its name (i.e., corporate bonds) ~~to be those securities that comprise its Underlying Index~~. Therefore, the Fund anticipates meeting its 80% investment policy because it already generally invests at least 80% of its total assets in securities that comprise its Underlying Index, in accordance with its principal investment strategies.

[Invesco BulletShares 2030 High Yield Corporate Bond ETF]

In accordance with the rules under the 1940 Act ~~rules~~, a fund with a name suggesting that the fund focuses its investments in a particular type of investment or investments, in a particular industry or group of industries, or in a particular country or geographic region must adopt ~~the Fund has adopted~~ a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowing for investment purposes, in the particular types of securities, ~~and/or in securities of companies operating in~~ or the particular

U.S. Securities and Exchange Commission

Mr. Tim Worthington

August 23, 2022

industries, economic sectors, countries or geographic~~al~~ regions, that are suggested by the ~~F~~fund’s name ~~(the “80% investment policy”)~~. Accordingly, in light of its name, the Fund has adopted a policy to invest at least 80% of the value of its net assets, plus the amount of any borrowing for investment purposes, in high yield corporate bonds (the “80% investment policy”). The Fund considers the components of its Underlying Index to be the types of securities suggested by its name (i.e., high yield corporate bonds) ~~to be those securities that comprise its Underlying Index~~. Therefore, the Fund anticipates meeting its 80% investment policy because it already generally invests at least 80% of its total assets in securities that comprise its Underlying Index, in accordance with its principal investment strategies.

[Invesco BulletShares 2032 Municipal Bond ETF]

In accordance with the rules under the 1940 Act ~~rules~~, a fund with a name suggesting that the fund’s distributions are exempt from federal income tax must adopt ~~the Fund has adopted~~ a policy to invest, under normal circumstances, at least 80% of the value of its net assets, ~~(~~plus the amount of any borrowing for investment purposes~~)~~, in investments the income from which is exempt from federal income tax ~~(the “80% investment policy”)~~. Accordingly, in light of its name, the Fund has adopted a policy to invest at least 80% of the value of its net assets, plus the amount of any borrowing for investment purposes, in investments the income from which is exempt from federal income tax (the “80% investment policy”). The municipal bonds that comprise the Fund’s ~~Fund considers the municipal bonds that comprise its~~ Underlying Index ~~to be those securities that~~ generate income that is exempt from federal income tax. Therefore, the Fund anticipates meeting its 80% investment policy because it already generally invests at least 80% of its total assets in securities that comprise its Underlying Index, in accordance with its principal investment strategies.

Invesco BulletShares 2030 High Yield Corporate Bond ETF

6.	Comment:	In the section “Non-Investment Grade Securities Risk,” please clarify that the term “junk bonds” also means high yield bonds.

	Response:	The disclosure is revised as follows:

Non-investment grade securities (commonly known as “junk bonds” or “high yield bonds”) and unrated securities of comparable credit quality are considered speculative and are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations.

Invesco BulletShares 2032 Municipal Bond ETF

7.	Comment:	Please disclose in the prospectus whether the Underlying Index includes bonds that are subject to the alternative minimum tax.

U.S. Securities and Exchange Commission

Mr. Tim Worthington

August 23, 2022

	Response:	The Underlying Index specifically excludes bonds that are subject to the alternative minimum tax. This is disclosed in the third paragraph of the section titled “Additional Information About the Fund’s Strategies and Risks – Invesco BulletShares® Municipal Bond 2032 Index” of the Fund’s prospectus.

8.	Comment:	The “Principal Investment Strategies” section of the Fund’s summary prospectus states: “The effective maturity of eligible pre-refunded municipal bonds with a known pre-refunding date shall be the year of the pre-refunded date.” Please supplementally explain how pre-refunded bonds fit into the maturity determination made by the Fund.

	Response:	The Fund will invest in bonds that have a maturity, or an effective maturity, in 2032. Because the Underlying Index is composed of municipal bonds, the Underlying Index’s methodology accounts for the possibility that some constituent bonds will be “pre-refunded.” Municipalities, often following a change in interest rates, will issue new, “pre-refunding” bonds, the proceeds of which are used to fulfill repayments on older, pre-existing bonds (referred to as refunded bonds). Such refunded bonds are paid off at a predetermined date, and are therefore “pre-refunded.” The Underlying Index methodology accounts for these types of bonds, by not assigning a pre-refunded bond’s effective maturity as the year of the bond’s term when first issued, but rather as the year of the pre-refunded date. This methodology ensures that longer-term bonds with pre-refunded dates in 2032 will be eligible for inclusion in the Underlying Index.

9.	Comment:	The “Principal Investment Strategies” section of the Fund states the following with respect to the last 12 months of the Fund’s operations:

The Fund will invest such proceeds in any combination of variable rate demand obligations, certain derivatives (i.e., exchange-traded futures on fixed income securities, fixed income security indices, interest rates and currencies; exchange-traded and over-the-counter (“OTC”) options on fixed income securities, interest rates, currencies, interest rate futures contracts, and fixed income security indices; exchange-traded and OTC interest rate and inflation swaps; and OTC total return swaps and forwards on fixed income securities, fixed income security indices, and fixed income security futures), exchange-traded funds (“ETFs”), including affiliated ETFs, affiliated money market funds, cash or cash equivalents and investment-grade short-term commercial paper, as well as municipal bonds not included in the Underlying Index, but which the Adviser believes will help the Fund track the Underlying Index.

Given the Fund’s name, if these transactions would cause the Fund to no longer comply with Rule 35d-1(a)(4), the Fund must seek shareholder approval to make this change in strategy. Please explain whether the Fund anticipates this change in strategy will result in less than 80% of its Assets being invested in tax-exempt securities, and if yes, please confirm that the Fund will seek shareholder approval before making this change.

	Response:	For the reasons set forth in response to Comment no. 3, we do not believe the winding-down of the Fund’s operations in its final year, pursuant to the Underlying Index methodology and as fully disclosed in the Fund’s prospectus, constitutes a change in

U.S. Securities and Exchange Commission

Mr. Tim Worthington

August 23, 2022

investment strategy. The winding down in the year stated in the name of the Fund is not a change to the Fund’s investment strategy such that it would require approval by shareholders, but rather is part of the Fund’s existing investment strategy as disclosed in the Fund’s summary prospectus and a necessary process, outside of the “normal operations” of the Fund, that must be undertaken to wind-down the Fund’s operations.

Statement of Additional Information:

10.	Comment:	The Staff notes the following disclosure in the SAI:

In accordance with the 1940 Act, Invesco BulletShares 2032 Municipal Bond ETF has adopted a policy to invest at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in investments from which the income is exempt from federal income tax (the “80% tax-exempt investment policy”). Invesco BulletShares 2032 Municipal Bond ETF considers the municipal bonds that comprise its Underlying Index to be those securities that generate income that is exempt from federal income tax. (emphasis added)

Please revise the disclosure to clarify that not only does the Adviser consider the municipal bonds that comprise the Fund’s Underlying Index to be those securities that generate income that is exempt from federal income tax, but that, in fact, the securities in the Underlying Index actually generate income that is exempt from the federal income tax.

	Response:	The disclosure has been revised as follows:

~~Invesco BulletShares 2032 Municipal Bond ETF considers the~~ The municipal bonds that comprise ~~its~~ the Fund’s Underlying Index ~~to be those securities that~~ generate income that is exempt from federal income tax. Therefore, the Fund intends to meet its 80% tax-exempt investment policy by investing at least 80% of its total assets in the components of the Underlying Index.

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We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-5902 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Anita De Frank
Anita De Frank Counsel

cc:	Adam Henkel, Esq.
Eric Purple, Esq.
Alan Goldberg, Esq.
Mark Greer, Esq.